UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS
FINANCIAL PERFORMANCE

2nd QUARTER 2021

P-76: platform initiated gas exports in Búzios field

Petrobras Financial Performance in 2Q21

In 2Q21, Petrobras reported solid operational and financial results. In the words of Petrobras CEO Joaquim Silva e Luna: "It is a pleasure to present the excellent operational and financial results for the second quarter of 2021. We continue working hard, supported by absolutely technical decisions; evolving and becoming stronger to invest better, supply an increasingly challenging market, and generate prosperity for our shareholders and for society.”

In view of the solid results presented, Petrobras Board of Directors approved, on August 4th, the anticipation of shareholder remuneration for 2021 in the amount of R$ 31.6 billion (US$ 6 billion), R$ 21 billion (US$ 4 billion) of which to be paid on August 25, 2021, and R$ 10.6 billion (US$ 2 billion) on December 15, 2021.

The year 2021 is still a transition year, in which Petrobras still allocates much of its cash generation to prepaying debt, with the goal of reaching gross debt of US$60 billion.

CFO Rodrigo Araújo Alves commented: “The solid results achieved this quarter, especially the operating cash flow and free cash flow, result from our resilience, focus on the best assets and our ability to adapt. I also highlight the strong deleveraging, the achievements with the portfolio management process and, last but not least, the substantial dividend payment in recognition to our shareholders and an important contribution to the Brazilian society. We will work to make this payout more consistent over time.”

Main highlights of 2Q21:

•	Adjusted EBITDA of R$ 61.9 billion, 26.5% higher than the previous quarter.
•	Net income positively impacted by the effect of the appreciation of the Real on debt.
•	Significant operating cash flow and free Cash Flow, totaling R$ 56.6 billion and R$ 48.6 billion, respectively.
•	Cash inflow from asset sales of US$ 2.8 billion until 08/03/2021.
•	Reduction of US$ 27.5 billion in gross debt in the annual comparison and US$ 7.3 billion in the quarterly comparison, reaching US$ 63.7 billion.
•	Net Debt / Adjusted EBITDA reached 1.49x on June 30, 2021, the best result since 3Q11, when leases were not yet accounted for as debt.

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items

Table 1 - Main items*

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Sales revenues	110,710	86,174	50,898	196,884	126,367	28.5	117.5	55.8
Gross profit	57,005	44,033	18,218	101,038	49,833	29.5	212.9	102.8
Operating expenses	(10,129)	(11,148)	(8,109)	(21,277)	(83,725)	(9.1)	24.9	(74.6)
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	42,855	1,167	(2,713)	44,022	(51,236)	3572.2	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras*	40,704	1,452	(13,732)	42,156	(18,369)	2703.3	−	−
Net cash provided by operating activities	56,564	40,070	29,310	96,634	64,301	41.2	93.0	50.3
Free Cash Flow	48,618	31,085	15,775	79,703	42,439	56.4	208.2	87.8
Adjusted EBITDA	61,938	48,949	24,986	110,887	62,490	26.5	147.9	77.4
Recurring Adjusted EBITDA*	60,033	47,758	17,703	107,791	54,628	25.7	239.1	97.3
Gross debt (US$ million)	63,685	70,966	91,227	63,685	91,227	(10.3)	(30.2)	(30.2)
Net Debt (US$ million)	53,262	58,424	71,222	53,262	71,222	(8.8)	(25.2)	(25.2)
Net Debt/LTM Adjusted EBITDA ratio **	1.49	2.03	2.34	1.49	2.34	(26.6)	(36.3)	(36.3)
Average commercial selling rate for U.S. dollar	5.30	5.47	5.39	5.38	4.92	(3.1)	(1.7)	9.3
Brent crude (US$/bbl)	68.83	60.90	29.20	64.86	39.73	13.0	135.7	63.3
Domestic basic oil by-products price (R$/bbl)	401.19	350.07	197.73	376.63	243.87	14.6	102.9	54.4
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.64	0.67	-	-	(4.5)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

** Ratio calculated in USD

3

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Diesel	32,100	25,161	13,516	57,261	31,539	27.6	137.5	81.6
Gasoline	14,439	11,068	4,915	25,507	13,242	30.5	193.8	92.6
Liquefied petroleum gas (LPG)	5,908	5,018	3,782	10,926	7,792	17.7	56.2	40.2
Jet fuel	2,107	2,328	409	4,435	4,130	(9.5)	415.2	7.4
Naphtha	1,889	1,812	1,372	3,701	4,348	4.2	37.7	(14.9)
Fuel oil (including bunker fuel)	2,027	1,829	659	3,856	1,824	10.8	207.6	111.4
Other oil by-products	5,319	4,815	2,694	10,134	5,763	10.5	97.4	75.8
Subtotal Oil By-Products	63,789	52,031	27,347	115,820	68,638	22.6	133.3	68.7
Natural gas	7,007	5,678	3,926	12,685	9,298	23.4	78.5	36.4
Renewables and nitrogen products	47	74	34	121	151	(36.5)	38.2	(19.9)
Revenues from non-exercised rights	500	365	769	865	1,176	37.0	(35.0)	(26.4)
Electricity	3,092	2,970	428	6,062	1,678	4.1	622.4	261.3
Services, agency and others	900	1,166	1,238	2,066	1,941	(22.8)	(27.3)	6.4
Total domestic market	75,335	62,284	33,742	137,619	82,882	21.0	123.3	66.0
Exports	33,567	22,800	14,973	56,367	39,684	47.2	124.2	42.0
Crude oil	24,759	15,462	10,497	40,221	29,503	60.1	135.9	36.3
Fuel oil (including bunker fuel)	6,683	6,598	3,356	13,281	8,008	1.3	99.1	65.8
Other oil by-products and other products	2,125	740	1,120	2,865	2,173	187.2	89.7	31.8
Sales from foreign subsidiaries	1,808	1,090	2,183	2,898	3,801	65.9	(17.2)	(23.8)
Total foreign market	35,375	23,890	17,156	59,265	43,485	48.1	106.2	36.3
Total	110,710	86,174	50,898	196,884	126,367	28.5	117.5	55.8

Net revenue in 2Q21 was 28.5% higher than in 1Q21, reaching R$ 110.7 billion, mainly due to the 13% appreciation in Brent prices and the increase in oil product sales volume in the domestic market and in exports.

In 2Q21, exports revenues were R$ 33.6 billion, 47.2% higher than in 1Q21, reflecting the increase in Brent prices and the higher export volume, as a result of the higher realization of inventories that were in progress in 1Q21 and the lower processed feedstock at the refineries due to scheduled stoppages for the quarter.

Oil products revenue in the domestic market reached R$ 63.8 billion, an increase of 22.6% compared to 1Q21, reflecting higher prices and the 5.5% growth in sales volume, mainly in diesel and gasoline.

Natural gas revenue was R$ 7.0 billion (23.4% higher than 1Q21) due to higher demand in the non-thermal market and the quarterly update of sales contracts.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 73% of the domestic oil products sales revenues in 2Q21.

.

4

We are continually looking for the best opportunities to place our oils and our efforts to build a robust and diversified customer base delivered results in 2Q21. In addition to China, the best destinations for the sales of Brazilian oil in this period were Europe, Latin America, the United States and India. Additionally, new refiners were added to the Búzios and Atapu portfolio. In 2Q21, we had the following distribution of export destinations:

Table 3 – Crude oil exports volume

Country	2Q21	1Q21	2Q20
China	45%	56%	87%
Índia	9%	7%	0%
Portugal	8%	7%	1%
United States	9%	3%	0%
Netherlands	8%	1%	1%
Chile	3%	5%	4%
Peru	4%	3%	1%
Others	14%	18%	6%

Table 4 – Oil products exports volume

Country	2Q21	1Q21	2Q20
Singapore	55%	75%	49%
United States	18%	15%	35%
Bahamas	12%	0%	3%
Netherlands	4%	2%	7%
Others	11%	8%	6%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Acquisitions	(18,998)	(12,838)	(6,294)	(31,836)	(15,885)	48.0	201.9	100.4
Crude oil imports	(8,552)	(5,220)	(3,757)	(13,772)	(9,326)	63.8	127.6	47.7
Oil by-products imports	(6,897)	(3,649)	(1,754)	(10,546)	(4,042)	89.0	293.3	160.9
Natural gas imports	(3,549)	(3,969)	(783)	(7,518)	(2,517)	(10.6)	353.4	198.7
Production	(32,490)	(27,256)	(24,161)	(59,746)	(56,455)	19.2	34.5	5.8
Crude oil	(26,114)	(21,572)	(18,675)	(47,686)	(44,738)	21.1	39.8	6.6
Production taxes	(13,193)	(8,922)	(3,678)	(22,115)	(12,953)	47.9	258.7	70.7
Other costs	(12,921)	(12,650)	(14,997)	(25,571)	(31,784)	2.1	(13.8)	(19.5)
Oil by-products	(3,732)	(3,265)	(2,347)	(6,997)	(5,452)	14.3	59.0	28.3
Natural gas	(2,644)	(2,419)	(3,139)	(5,063)	(6,266)	9.3	(15.8)	(19.2)
Production taxes	(814)	(666)	(468)	(1,480)	(958)	22.2	73.9	54.6
Other costs	(1,830)	(1,753)	(2,671)	(3,583)	(5,308)	4.4	(31.5)	(32.5)
Services rendered, electricity, renewables, nitrogen products and others	(2,217)	(2,047)	(2,225)	(4,264)	(4,193)	8.3	(0.4)	1.7
Total	(53,705)	(42,141)	(32,680)	(95,846)	(76,534)	27.4	64.3	25.2

5

In 2Q21, the cost of goods sold increased 27.4% when compared to 1Q21, mainly due to higher sales volume and the higher share of imported oil and oil products in the sales mix. In addition, the appreciation in Brent prices contributed to higher spending on production taxes and imports.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Selling, General and Administrative Expenses	(7,113)	(6,694)	(8,320)	(13,807)	(16,054)	6.3	(14.5)	(14.0)
Selling expenses	(5,742)	(5,198)	(6,752)	(10,940)	(12,666)	10.5	(15.0)	(13.6)
Materials, third-party services, freight, rental and other related costs	(4,890)	(4,299)	(5,741)	(9,189)	(10,846)	13.7	(14.8)	(15.3)
Depreciation, depletion and amortization	(739)	(814)	(688)	(1,553)	(1,237)	(9.2)	7.4	25.5
Allowance for expected credit losses	3	31	(108)	34	(154)	(90.3)	−	−
Employee compensation	(116)	(116)	(215)	(232)	(429)	−	(46.0)	(45.9)
General and administrative	(1,371)	(1,496)	(1,568)	(2,867)	(3,388)	(8.4)	(12.6)	(15.4)
Employee compensation	(1,013)	(1,013)	(1,218)	(2,026)	(2,495)	−	(16.8)	(18.8)
Materials, third-party services, freight, rental and other related costs	(249)	(351)	(226)	(600)	(642)	(29.1)	10.2	(6.5)
Depreciation, depletion and amortization	(109)	(132)	(124)	(241)	(251)	(17.4)	(12.1)	(4.0)
Exploration costs	(1,005)	(1,196)	(350)	(2,201)	(818)	(16.0)	187.1	169.1
Research and Development Expenses	(775)	(639)	(366)	(1,414)	(788)	21.3	111.7	79.4
Other taxes	(261)	(581)	(1,305)	(842)	(1,822)	(55.1)	(80.0)	(53.8)
Impairment of assets	(497)	(508)	−	(1,005)	(65,301)	(2.2)	−	(98.5)
Other (income and expenses), net	(478)	(1,530)	2,232	(2,008)	1,058	(68.8)	−	−
Total	(10,129)	(11,148)	(8,109)	(21,277)	(83,725)	(9.1)	24.9	(74.6)

Selling expenses were 10.5% higher than in 1Q21, due to the increase in logistics expenses linked to exports, due to higher export volumes, especially oil.

General and administrative expenses decreased 8.4% due to higher recovery of expenses in partnerships and lower expenses with outsourced services.

Other expenses reached R$ 478 million in 2Q21, 68.8% lower than in 1Q21, due to the complementary gain with the exclusion of ICMS from the PIS/COFINS calculation base of R$ 2.5 billion and higher result from partnerships operations in E&P, partially offset by losses with contingencies.

Adjusted EBITDA

Adjusted EBITDA for 2Q21 reached R$ 61.9 billion, R$ 13.0 billion higher than 1Q21. This result reflects: (a) the appreciation of Brent prices, (b) higher product margins, (c) increased domestic sales volume and exports, and (d) complementary gain from the exclusion of ICMS from the PIS/COFINS tax base.

6

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Finance income	1,109	676	579	1,785	1,377	64.1	91.5	29.6
Income from investments and marketable securities (Government Bonds)	242	160	276	402	574	51.3	(12.3)	(30.0)
Other income, net	867	516	303	1,383	803	68.0	186.1	72.2
Finance expenses	(9,871)	(6,613)	(6,098)	(16,484)	(13,514)	49.3	61.9	22.0
Interest on finance debt	(4,797)	(4,119)	(4,554)	(8,916)	(9,099)	16.5	5.3	(2.0)
Unwinding of discount on lease liabilities	(1,582)	(1,607)	(1,677)	(3,189)	(3,194)	(1.6)	(5.7)	(0.2)
Discount and premium on repurchase of debt securities	(3,491)	(1,013)	(12)	(4,504)	(1,257)	244.6	28991.7	258.3
Capitalized borrowing costs	1,410	1,154	1,156	2,564	2,390	22.2	22.0	7.3
Unwinding of discount on the provision for decommissioning costs	(1,027)	(1,027)	(859)	(2,054)	(1,712)	−	19.6	20.0
Other finance expenses and income, net	(384)	(1)	(152)	(385)	(642)	38300.0	152.6	(40.0)
Foreign exchange gains (losses) and indexation charges	19,538	(24,811)	(6,789)	(5,273)	(21,349)	−	−	(75.3)
Foreign exchange gains (losses)	23,575	(18,727)	(10,683)	4,848	(19,065)	−	−	−
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(6,333)	(6,094)	(5,578)	(12,427)	(12,027)	3.9	13.5	3.3
Recoverable taxes inflation indexation income (*)	2,437	71	9,325	2,508	9,537	3332.4	(73.9)	(73.7)
Other foreign exchange gains (losses) and indexation charges, net	(141)	(61)	147	(202)	206	131.1	−	−
Total	10,776	(30,748)	(12,308)	(19,972)	(33,486)	−	−	(40.4)
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result in 2Q21 was positive by R$ 10.8 billion compared to the expense of R$ 30.7 billion in 1Q21. This result reflects the FX gains, with no cash effect, related to the 12.2% appreciation of the Brazilian real against the dollar and the monetary adjustment related to the complementary gain from the exclusion of ICMS from the PIS/COFINS tax base.

In 2Q21 liability management resulted in higher repurchase expenses with goodwill of R$ 2.5 billion and transaction costs of R$ 1.3 billion reflecting our improved credit risk and higher repurchase volume.

We ended 2Q21 with a FX exposure of R$ 167.8 billion compared to R$ 198.6 billion in 1Q21. We highlight the lower passive exposure in dollars.

Net income (loss) attributable to Petrobras’ shareholders

We recorded net income of R$ 42.9 billion in 2Q21, R$ 41.7 billion higher than in 1Q21, reflecting higher margins on oil products, higher sales volumes of oil and oil products in the domestic market and from exports, FX gains due to the appreciation of the real against the dollar, and gains from equity in investments, mainly due to the reversal of impairment at Petrobras Distribuidora (BR Distribuidora), reflecting the pricing of the follow on.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

The 2Q21 result was positively impacted by non-recurring items. Excluding such items, mainly the impairment reversal of R$ 1.6 billion especially from BR Distribuidora, the complementary gain from the ICMS exclusion of R$ 4.8 billion and expenses with goodwill on the repurchase of bonds of R$ 3.5 billion, we would have recorded a profit of R$ 40.7 billion in 2Q21. Recurring EBITDA would be R$ 60 billion, 25.7% higher than in 1Q21.

7

Special Items

Table 8 – Special items

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Net income	43,041	1,276	(2,813)	44,317	(52,537)	3273.1	−	−
Nonrecurring items	3,260	(239)	16,624	3,021	(50,041)	−	(80.4)	−
Nonrecurring items that do not affect Adjusted EBITDA	1,355	(1,430)	9,341	(75)	(57,903)	−	(85.5)	(99.9)
Impairment of assets and investments	1,642	(699)	4	943	(65,555)	−	40950.0	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(2)	(183)	−	(185)	−	(98.9)	−	−
Gains and losses on disposal / write-offs of assets	365	257	99	622	(347)	42.0	268.7	−
Agreements signed for the electricity sector	436	−	−	436	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	2,405	−	9,250	2,405	9,250	−	(74.0)	(74.0)
Discount and premium on repurchase of debt securities	(3,491)	(1,013)	(12)	(4,504)	(1,251)	244.6	28991.7	260.0
Financial update on state amnesty programs	−	208	−	208	−	−	−	−
Other nonrecurring items	1,905	1,191	7,283	3,096	7,862	59.9	(73.8)	(60.6)
PDV	22	21	(4,834)	43	(5,022)	4.8	−	−
Amounts recovered from Lava Jato investigation	275	790	335	1,065	432	(65.2)	(17.9)	146.5
Gains / (losses) on decommissioning of returned/abandoned areas	(3)	(35)	(6)	(38)	(12)	(91.4)	(50.0)	216.7
State amnesty programs	−	659	−	659	−	−	−	−
Gains (Losses) related to legal proceedings	(726)	−	180	(726)	745	−	−	−
Equalization of expenses - Production Individualization Agreements	(44)	(244)	4,363	(288)	4,474	(82.0)	−	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	(112)	−	(430)	(112)	(430)	−	(74.0)	(74.0)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	2,493	−	7,675	2,493	7,675	−	(67.5)	(67.5)
Net effect of nonrecurring items on IR / CSLL	(1,109)	(46)	(5,605)	(1,155)	17,175	2310.9	(80.2)	−
Recurring net income	40,890	1,561	(13,832)	42,451	(19,671)	2519.5	−	−
Petrobras Shareholders - continuing operations	40,704	1,452	(13,732)	42,156	(18,369)	2703.3	−	−
Non-controlling interests- continuing operations	186	109	(100)	295	(1,302)	70.6	−	−

Adjusted EBITDA	61,938	48,949	24,986	110,887	62,490	26.5	147.9	77.4
Non-recurring Items	1,905	1,191	7,283	3,096	7,862	59.9	(73.8)	(60.6)
Recurring Adjusted EBITDA	60,033	47,758	17,703	107,791	54,628	25.7	239.1	97.3

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

8

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9- Capex

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Exploration and Production	1,948	1,626	1,609	3,574	3,749	19.8	21.0	(4.7)
Refining, Transportation and Marketing	254	193	239	447	410	31.6	6.3	9.0
Gas and Power	94	63	53	157	138	49.2	77.4	13.8
Others	68	32	35	100	73	112.5	94.3	37.0
Total	2,364	1,913	1,937	4,278	4,370	23.6	22.0	(2.1)

In 2Q21, investments amounted US$ 2.4 billion, 23.6% above 1Q21, being more than 54% of capex related to growth capex.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019, exploratory investments, and investments in R&D.

Sustaining investments, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and ICT.

In 2Q21, investments in the Exploration and Production segment totaled US$ 1.9 billion, with approximately 60% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.9 billion); (ii) exploratory investments (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 254 million in 2Q21, approximately 27% of which were growth investments. Investments in the Gas and Power segment totaled US$ 94 million in 2Q21, of which approximately 58% are investments in growth.

The following table presents the main information on the new, already contracted, oil and gas production systems.

9

Table 10 – Main Projects1*

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
Sépia 1 FPSO Carioca (Chartered unit)	2021	180,000	1.07	2.2	97.6%	Project in phase of execution with production system under construction. 11 wells drilled and 11 completed
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.33	1.0	40.0%	Project in phase of execution with production system under construction. 13 wells drilled and 9 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.57	2,4¹	100%¹	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	2.1	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed³
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.6	100%	Project in phase of execution with production system under construction.³
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.03	0.8	40%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.70	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.02	0.8	40%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2,2¹	100%¹	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180,000	0.04	4,6¹	100%¹	Project in phase of execution. FPSO contract signed in May 2021
Búzios 8th module P-79 (Owned unit)	2025	180,000	0.03	4,4¹	100%¹	Project in phase of execution. FPSO contract signed in June 2021. 3 well drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.9	40%	Project in phase of execution, letter of intent signed for the platform charter in Aug/2021. 4 well drilled and 2 completed

¹ Will change after the co-participation agreement.

² Total CAPEX with the Strategic Plan 21-25 assumptions and Petrobras WI. Chartered units leases are not included.

³ Refers to new wells. It is scope of the project to relocate some wells of the decommissioning units

10

Portfolio Management

In 2021, up to August 3rd, we concluded the sale of: Frade and Do-Re-Mi fields, the wind power plants Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 and Mangue Seco 4, Petrobras Uruguay Distribución (PUDSA), the remaining 10% stake in NTS and BSBios company.

In addition to the above-mentioned transactions, on July 5th we concluded the follow-on of 37.5% of Petrobras Distribuidora (BR Distribuidora) shares, which corresponded to our entire interest in the company. The transaction amounted to R$ 11.4 billion (US$ 2.2 billion) and is aligned with our strategic positioning of exiting the distribution business.

Cash inflows from those transactions, coupled with upfront cash inflows from the signing of Peroá, Miranga and Alagoas clusters and Papa-terra and Rabo Branco fields divestments, totaled US$ 2.8 billion up to August 3rd.

Table 11 – Amounts received up to August 3rd, 2021 and respective transaction value

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Campo de Frade	36	100[3]
Campo Dó-Ré-Mi	-	0.04[4]
Polo Rio Ventura	33.9	94.2[4]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 e 4	18[2]	16.8[2]
PUDSA	62	61.7[4]
BSBios	47	60[4]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Polo Peroá	5	55
Polo Miranga	11	220.1
Polo Alagoas	60	300
Campo de Papa-Terra	6	105.6
Campo de Rabo Branco	1.5	1.5
Phil RLAM	-	1,650
UTE Polo Camaçari	-	17.6²
Gaspetro	-	394²
Termelétrica Potiguar (TEP)	-	16²
Cia Energética Manauara	-	15.6²
Total	2,817.7	5,693.1

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA signing or of the cash inflow.

³Transaction signed in 2019

4Transaction signed in 2020

Petrobras reinforces the importance of portfolio management focusing on world-class assets in deep and ultra-deep waters, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

11

Liquidity and Capital Resources[1]

Table 12 - Liquidity and Capital Resources

R$ million	2Q21	1Q21	2Q20	1H21	1H20
Adjusted cash and cash equivalents at the beginning of period	71,458	64,354	83,757	64,354	33,309
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(3,299)	(3,424)	(3,346)	(3,424)	(3,580)
Cash and cash equivalents at the beginning of period	68,159	60,930	80,411	60,930	29,729
Net cash provided by (used in) operating activities	56,564	40,070	29,310	96,634	64,301
Net cash provided by (used in) investing activities	(5,187)	(7,427)	(11,905)	(12,614)	(18,569)
Acquisition of PP&E and intangibles assets	(7,890)	(8,981)	(8,215)	(16,871)	(16,557)
Investments in investees	(56)	(4)	(5,320)	(60)	(5,305)
Proceeds from disposal of assets - Divestment	1,674	1,054	866	2,728	2,034
Dividends received	731	366	319	1,097	519
Divestment (Investment) in marketable securities	354	138	445	492	740
(=) Net cash provided by operating and investing activities	51,377	32,643	17,405	84,020	45,732
Net cash provided by (used) in financing activities	(65,527)	(30,822)	3,616	(96,349)	16,415
Net financings	(47,537)	(22,679)	11,571	(70,216)	35,840
Proceeds from financing	8,170	299	29,893	8,469	78,670
Repayments	(55,707)	(22,978)	(18,322)	(78,685)	(42,830)
Repayment of lease liability	(7,533)	(8,040)	(7,807)	(15,573)	(14,629)
Dividends paid to shareholders of Petrobras	(10,282)	−	1	(10,282)	(4,426)
Dividends paid to non-controlling interest	(211)	(1)	(117)	(212)	(152)
Investments by non-controlling interest	36	(102)	(32)	(66)	(218)
Effect of exchange rate changes on cash and cash equivalents	(4,879)	5,408	5,187	529	14,743
Cash and cash equivalents at the end of period	49,130	68,159	106,619	49,130	106,619
Government bonds and time deposits with maturities of more than 3 months at the end of period*	3,013	3,299	2,952	3,013	2,952
Adjusted cash and cash equivalents at the end of period	52,143	71,458	109,571	52,143	109,571
Reconciliation of Free Cash Flow
Net cash provided by operating activities	56,564	40,070	29,310	96,634	64,301
Acquisition of PP&E and intangibles assets	(7,890)	(8,981)	(8,215)	(16,871)	(16,557)
Investments in investees**	(56)	(4)	(5,320)	(60)	(5,305)
Free cash flow	48,618	31,085	15,775	79,703	42,439

As of June 30th, 2021, cash and cash equivalents were R$ 49.1 billion and adjusted cash and cash equivalents totaled US$ 52.1 billion.

In 2Q21, the increase in sales and exports volumes, besides the 13% increase in Brent prices in US dollars, resulted in substantial operating cash flow, 41% higher than 1Q21, reaching R$ 56.6 billion. Free cash flow was R$ 48.6 billion.

This level of cash generation, alongside cash inflows from divestments of R$ 1.7 billion and cash and cash equivalents, were used: (a) to prepay debt and amortize principal and interest due in the period (R$ 55.7 billion), (b) to amortize lease liabilities (R$ 7.5 billion), reducing gross debt to R$ 318.6 billion (US$ 63.7 billion) and (c) to fund investments of R$ 7.9 billion. Notwithstanding the focus to reduce indebtedness, the high level of cash generation allowed the company to approve the anticipation of 2021’s shareholder remuneration payment in the amount of R$ 31.6 billion (US$ 6 billion).

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation

12

In 2Q21, the company settled several loans and financial debts, amounting to R$ 55.7 billion, notably: (a) prepayment of banking loans in the domestic and international market totaling R$ 14 billion, (b) R$ 29 billion in the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 3.5 billion and (c) total prepayment of loans with export credit agencies, in the amount of R$ 1.8 billion.

The company issued R$ 7.3 billion in bonds in the international capital markets, maturing in 2051 and achieved the lowest yield for a 30-year bond issued by Petrobras.

Conciliation EBITDA x OCF x FCF x FCFE

R$ billion

* accounts receivable, inventory and suppliers

** additional gain of ICMS exclusion from PIS/COFINS calculation basis

*** includes funding, amortization, prepayment and goodwill on bond repurchase

**** Includes dividends received, non-controlling interest, investments in securities and foreign exchange rate variation over cash position

13

Debt

The cash flow generation and continuous liability management have been allowing for the reduction in our indebtedness. Gross debt reached US$ 64 billion, in June 30th, 2021, 10.3% lower than March 31st 2021 and lower than the target established for 2021, mainly due to debt prepayments.

In addition, liability management helped increase the average maturity from 11.84 years to 12.54 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased from 2.47x on March 31st, 2021 to 1.78x on June 30th, 2021.

Net debt reduced 8.8%, reaching US$ 53.3 billion. The Net Debt/LTM adjusted EBITDA ratio decreased from 2.03x on March 31st, 2021 to 1.49x on June 30th, 2021, the best mark recorded since 3Q11, when leases were not yet accounted for as debt.

Table 13 – Debt indicators

US$ million	06.30.2021	03.31.2021	Δ %	06.30.2020
Financial Debt	43,505	50,317	(13.5)	69,312
Capital Markets	25,178	28,393	(11.3)	36,563
Banking Market	14,028	17,359	(19.2)	27,287
Development banks	908	1,149	(21.0)	1,552
Export Credit Agencies	3,189	3,210	(0.7)	3,686
Others	202	206	(1.9)	224
Finance leases	20,180	20,649	(2.3)	21,915
Gross debt	63,685	70,966	(10.3)	91,227
Adjusted cash and cash equivalents	10,423	12,542	(16.9)	20,005
Net debt	53,262	58,424	(8.8)	71,222
Net Debt/(Net Debt + Market Cap) - Leverage	40%	51%	(21.6)	57%
Average interest rate (% p.a.)	5.9	6.0	(1.7)	5.6
Weighted average maturity of outstanding debt (years)	12.54	11.84	5.9	10.12
Net debt / LTM Adjusted EBITDA ratio	1.49	2.03	(26.6)	2.34
Gross debt / LTM Adjusted EBITDA ratio	1.78	2.47	(27.8)	3.00
R$ million
Financial Debt	217,624	286,672	(24.1)	379,553
Finance Lease	100,945	117,644	(14.2)	120,007
Adjusted cash and cash equivalents	52,139	71,454	(27.0)	109,547
Net Debt	266,430	332,862	(20.0)	390,012

14

Results by Segment

Exploration & Production

*

Table 14 - Exploration and Production results

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Sales revenues	71,440	63,952	27,691	135,392	75,266	11.7	158.0	79.9
Gross profit	41,773	35,316	8,801	77,089	30,152	18.3	374.6	155.7
Operating expenses	(2,408)	(2,888)	789	(5,296)	(65,178)	(16.6)	−	(91.9)
Operating income (loss)	39,365	32,428	9,590	71,793	(35,026)	21.4	310.5	−
Net income (loss) attributable to the shareholders of Petrobras	26,162	21,533	6,294	47,695	(23,911)	21.5	315.7	−
Adjusted EBITDA of the segment	51,157	44,163	20,876	95,320	53,296	15.8	145.1	78.9
EBITDA margin of the segment (%)	72	69	75	70	71	2.6	(3.8)	(0.4)
Average Brent crude (US$/bbl)	68.83	60.90	29.20	64.86	39.73	13.0	135.7	63.3
Sales price - Brazil
Crude oil (US$/bbl)	65.57	57.32	23.98	61.45	37.09	14.4	173.4	65.7
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.91	4.91	4.94	4.91	5.42	0.0	(0.5)	(9.4)
excluding production taxes	6.37	6.66	6.59	6.51	7.06	(4.4)	(3.4)	(7.7)
Onshore and shallow waters
with leases	13.43	12.37	14.52	12.89	17.59	8.6	(7.5)	(26.7)
excluding lease	13.43	12.37	13.42	12.89	16.61	8.6	0.1	(22.4)
Deep and ultra-deep post-salt
with leases	11.19	11.11	10.43	11.15	10.65	0.7	7.3	4.7
excluding leases	10.12	9.39	8.96	9.75	9.12	7.8	12.9	7.0
Pre-salt
with leases	4.22	4.63	4.17	4.42	4.35	(8.8)	1.3	1.7
excluding leases	2.52	2.70	2.39	2.61	2.59	(6.6)	5.6	0.8
including production taxes and excluding leases	17.07	16.11	8.91	16.60	10.91	6.0	91.7	52.1
including production taxes and leases	18.53	17.87	10.56	18.20	12.55	3.7	75.5	45.1
Production taxes - Brazil	13,931	12,934	5,005	26,865	13,205	7.7	178.3	103.4
Royalties	7,181	6,520	3,054	13,701	7,308	10.1	135.1	87.5
Special participation	6,701	6,366	1,903	13,067	5,802	5.3	252.1	125.2
Retention of areas	49	48	48	97	95	2.1	2.1	2.1

In 2Q21, gross profit was R$ 41.8 billion, an increase of 18.3% when compared to 1Q21. This increase was mainly due to higher Brent prices, which resulted in higher revenues, partially offset by higher government participation. Operating profit was R$ 39.4 billion, 21.4% higher than 1Q21, in line with gross profit growth.

In 2Q21, lifting cost remained stable compared to 1Q21. The effect of the appreciation of the Real against the dollar was offset by higher pre-salt production.

In the pre-salt, we continue to observe low unit costs at levels below US$3/boe. The 6.6% decrease this quarter is due to the increase in production, mainly due to the ramp-up of platforms P-68 (Berbigão and Sururu fields) and P-70 (Atapu field) and the better performance in P-74 and P-76 in Búzios, in addition to lower costs due to the decrease in well intervention activities.

* 1 Leases refer to platform leasing.

15

In the post-salt, the increase in lifting cost compared to 1Q21 was mainly due to higher expenses with maintenance of subsea equipment and the appreciation of the Real against the dollar.

In onshore and shallow water assets, there was a 8.6% increase in the lifting cost in 2Q21, due to increased activities with interventions in onshore wells, equipment maintenance and the natural decline in production, in addition to the appreciation of the Real against the dollar.

Refining, Transportation and Marketing

Table 15 - RTM results

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Sales revenues	100,328	76,741	44,326	177,069	112,486	30.7	126.3	57.4
Gross profit (Loss)	12,082	11,766	4,491	23,848	4,489	2.7	169.0	431.3
Operating expenses	(2,752)	(2,186)	(7,066)	(4,938)	(11,146)	25.9	(61.1)	(55.7)
Operating Income (Loss)	9,330	9,580	(2,575)	18,910	(6,657)	(2.6)	−	−
Net income (loss) attributable to the shareholders of Petrobras	8,894	6,939	(3,016)	15,833	(6,413)	28.2	−	−
Adjusted EBITDA of the segment	12,039	12,464	114	24,503	(1,178)	(3.4)	10460.5	−
EBITDA margin of the segment (%)	12	16	−	14%	(1)%	(424.2)	1174.2	14.9
Refining cost (US$/barrel) - Brazil	1.63	1.61	1.67	1.62	1.98	1.2	(2.4)	(18.2)
Refining cost (R$/barrel) - Brazil	8.57	8.82	9.68	8.70	9.78	(2.8)	(11.5)	(11.0)
Domestic basic oil by-products price (R$/bbl)	401.19	350.07	197.73	376.63	243.87	14.6	102.9	54.4

In 2Q21, gross profit was R$ 316 million higher than 1Q21 mainly due to higher margins for oil products in the domestic market, especially diesel and gasoline, associated with higher sales volumes, and better margin and volume in crude oil exports.

This improvement in margin was partially offset by the lower positive effect of inventory turnover between quarters (R$ 4.93 billion in 2Q21 and R$ 8.97 billion in 1Q21). Excluding the effect of inventory turnover, gross profit would have been R$ 7.15 billion in 2Q21 and R$ 2.79 billion in 1Q21.

The operating income was lower than 1Q21, due to higher operational expenses, mainly due to the increase in sales volumes.

Refining unit cost was in line with the previous quarter. The decrease in operating unit cost in Reais, due to the concentration of stoppages, was offset by exchange rate effects.

16

Gas and Power

Table 16 - Gas and Power results

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Sales revenues	13,960	12,087	8,157	26,047	18,624	15.5	71.1	39.9
Gross profit	5,212	4,816	4,845	10,028	9,407	8.2	7.6	6.6
Operating expenses	(3,499)	(4,103)	(3,521)	(7,602)	(6,537)	(14.7)	(0.6)	16.3
Operating income (loss)	1,713	713	1,324	2,426	2,870	140.3	29.4	(15.5)
Net income (loss) attributable to the shareholders of Petrobras	1,174	558	886	1,732	1,823	110.4	32.5	(5.0)
Adjusted EBITDA of the segment	2,014	1,784	1,943	3,798	4,143	12.9	3.7	(8.3)
EBITDA margin of the segment (%)	14	15	24	15	22	(1.0)	(10.0)	(7.0)
Natural gas sales price - Brazil (US$/bbl)	42.57	34.04	33.70	38.37	38.13	25.1	26.3	0.6

In 2Q21, gross profit was R$ 5.2 billion, an increase of 8.2% compared to 1Q21, reflecting the recovery of margins in the sale of natural gas, due to: (a) higher demand in the non-thermoelectric market, boosted by the industrial segment, and (b) the quarterly update of sales contracts in this market. In addition, there was a higher margin in generation, due to the higher volume of energy and steam generation.

Operating profit in 2Q21 was R$ 1 billion higher than in 1Q21, mainly due to: (a) higher gross profit, (b) asset sales (remaining portion of NTS and sale of wind farms), and (c) the agreement between Amazonas Energia and Breitner.

17

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Adjusted EBITDA Reconciliation

						Variation (%)
R$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 x 1Q21	2Q21 x 2Q20	1H21 x 1H20
Net income (loss)	43,041	1,276	(2,813)	44,317	(52,537)	3273.1	−	−
Net finance income (expense)	(10,776)	30,748	12,308	19,972	33,486	−	−	(40.4)
Income taxes	19,916	1,880	(475)	21,796	(17,369)	959.4	−	−
Depreciation, depletion and amortization	14,928	15,630	14,975	30,558	30,733	(4.5)	(0.3)	(0.6)
EBITDA	67,109	49,534	23,995	116,643	(5,687)	35.5	179.7	−
Share of earnings in equity-accounted investments	(5,305)	(1,019)	1,089	(6,324)	2,528	420.6	−	−
Impairment losses / (reversals)	497	508	−	1,005	65,301	(2.2)	−	(98.5)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	2	183	−	185	−	(98.9)	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(365)	(257)	(98)	(622)	348	42.0	272.4	−
Adjusted EBITDA from continued operations	61,938	48,949	24,986	110,887	62,490	26.5	147.9	77.4
Adjusted EBITDA from discontinued operations	−	−	−	−	−	−	−	−
Total Adjusted EBITDA	61,938	48,949	24,986	110,887	62,490	26.5	147.9	77.4
Adjusted EBITDA margin (%)	56	57	49	56	49	(1.0)	6.9	7.0
18

Financial Statements

Table 18 - Income Statement - Consolidated

R$ million	2Q21	1Q21	2Q20	1H21	1H20
Sales revenues	110,710	86,174	50,898	196,884	126,367
Cost of sales	(53,705)	(42,141)	(32,680)	(95,846)	(76,534)
Gross profit	57,005	44,033	18,218	101,038	49,833
Selling expenses	(5,742)	(5,198)	(6,752)	(10,940)	(12,666)
General and administrative expenses	(1,371)	(1,496)	(1,568)	(2,867)	(3,388)
Exploration costs	(1,005)	(1,196)	(350)	(2,201)	(818)
Research and development expenses	(775)	(639)	(366)	(1,414)	(788)
Other taxes	(261)	(581)	(1,305)	(842)	(1,822)
Impairment of assets	(497)	(508)	−	(1,005)	(65,301)
Other income and expenses	(478)	(1,530)	2,232	(2,008)	1,058
	(10,129)	(11,148)	(8,109)	(21,277)	(83,725)
Operating income (loss)	46,876	32,885	10,109	79,761	(33,892)
Finance income	1,109	676	579	1,785	1,377
Finance expenses	(9,871)	(6,613)	(6,098)	(16,484)	(13,514)
Foreign exchange gains (losses) and inflation indexation charges	19,538	(24,811)	(6,789)	(5,273)	(21,349)
Net finance income (expense)	10,776	(30,748)	(12,308)	(19,972)	(33,486)
Results in equity-accounted investments	5,305	1,019	(1,089)	6,324	(2,528)
Income (loss) before income taxes	62,957	3,156	(3,288)	66,113	(69,906)
Income taxes	(19,916)	(1,880)	475	(21,796)	17,369
Net Income (Loss)	43,041	1,276	(2,813)	44,317	(52,537)
Net income (loss) attributable to:
Shareholders of Petrobras	42,855	1,167	(2,713)	44,022	(51,236)
Non-controlling interests	186	109	(100)	295	(1,301)
19

Table 19 - Statement of Financial Position – Consolidated

ASSETS - R$ million	06.30.2021	12.31.2020
Current assets	151,539	142,323
Cash and cash equivalents	49,126	60,856
Marketable securities	3,013	3,424
Trade and other receivables, net	22,381	24,584
Inventories	36,038	29,500
Recoverable taxes	9,675	13,483
Assets classified as held for sale	23,064	4,081
Other current assets	8,242	6,395
Non-current assets	789,908	845,096
Long-term receivables	72,124	104,974
Trade and other receivables, net	8,536	13,675
Marketable securities	245	227
Judicial deposits	40,551	37,838
Deferred taxes	2,822	33,524
Other tax assets	17,201	16,411
Other non-current assets	2,769	3,299
Investments	10,296	17,010
Property, plant and equipment	629,849	645,434
Intangible assets	77,639	77,678
Total assets	941,447	987,419

LIABILITIES - R$ million	06.30.2021	12.31.2020
Current liabilities	115,929	136,287
Trade payables	26,677	35,645
Finance debt	14,313	21,751
Lease liability	27,894	29,613
Taxes payable	19,684	14,725
Dividends payable	33	4,457
Short-term benefits	9,092	10,150
Pension and medical benefits	4,845	8,049
Liabilities related to assets classified as held for sale	4,809	3,559
Other current liabilities	8,582	8,338
Non-current liabilities	463,128	539,982
Finance debt	203,311	258,287
Lease liability	73,051	82,897
Income Tax payable	1,764	1,853
Deferred taxes	2,247	1,015
Pension and medical benefits	64,680	75,454
Provision for legal and administrative proceedings	11,144	11,427
Provision for decommissioning costs	95,904	97,595
Other non-current liabilities	11,027	11,454
Shareholders´ equity	362,390	311,150
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	150,620	102,978
Non-controlling interests	6,338	2,740
Total liabilities and shareholders´ equity	941,447	987,419
20

Table 20 - Statement of Cash Flows – Consolidated

R$ million	2Q21	1Q21	2Q20	1H21	1H20
Net income for the period	43,041	1,276	(2,813)	44,317	(52,537)
Adjustments for:
Pension and medical benefits (actuarial expense)	1,708	1,726	2,015	3,434	4,172
Results of equity-accounted investments	(5,305)	(1,019)	1,089	(6,324)	2,528
Depreciation, depletion and amortization	14,928	15,630	14,975	30,558	30,733
Impairment of assets (reversal)	497	508	−	1,005	65,301
Inventory write-down (write-back) to net realizable value	1	(6)	113	(5)	1,502
Allowance (reversals) for impairment of trade and other receivables	40	(86)	183	(46)	657
Exploratory expenditures write-offs	296	740	65	1,036	182
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(363)	(74)	(98)	(437)	348
Foreign exchange, indexation and finance charges	(10,102)	30,244	22,563	20,142	41,003
Deferred income taxes, net	19,396	1,231	(1,085)	20,627	(18,576)
Revision and unwinding of discount on the provision for decommissioning costs	1,029	1,062	866	2,091	1,724
PIS and COFINS monetary restatement - exclusion from VAT tax basis	(4,898)	−	(16,925)	(4,898)	(16,925)
Early termination and changes on payments of lease agreements	(819)	(395)	(278)	(1,214)	(734)
Decrease (Increase) in assets
Trade and other receivables, net	(3,103)	(479)	(7,535)	(3,582)	(3,445)
Inventories	2,081	(10,793)	3,750	(8,712)	6,308
Judicial deposits	(1,544)	(839)	(1,518)	(2,383)	(3,479)
Other assets	(1,265)	137	(619)	(1,128)	(2,142)
Increase (Decrease) in liabilities
Trade payables	(1,537)	3,375	2,684	1,838	(558)
Other taxes payable	6,563	6,106	5,645	12,669	3,502
Income taxes paid	58	(710)	(186)	(652)	(1,306)
Pension and medical benefits	(3,506)	(5,253)	(1,744)	(8,759)	(3,358)
Provision for legal proceedings	845	(1,159)	(585)	(314)	(1,230)
Short-term benefits	(808)	(468)	6,429	(1,276)	5,936
Provision for decommissioning costs	(856)	(887)	(243)	(1,743)	(789)
Other liabilities	187	203	2,562	390	5,484
Net cash from operating activities	56,564	40,070	29,310	96,634	64,301
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(7,890)	(8,981)	(8,215)	(16,871)	(16,557)
Investments in investees	(56)	(4)	(5,320)	(60)	(5,305)
Proceeds from disposal of assets - Divestment	1,674	1,054	866	2,728	2,034
Divestment (Investment) in marketable securities	354	138	445	492	740
Dividends received	731	366	319	1,097	519
Net cash (provided) used in investing activities	(5,187)	(7,427)	(11,905)	(12,614)	(18,569)
Cash flows from Financing activities
Investments by non-controlling interest	36	(102)	(32)	(66)	(218)
Financing and loans, net:
Proceeds from financing	8,170	299	29,893	8,469	78,670
Repayment of finance debt - principal	(54,818)	(17,080)	(15,237)	(71,898)	(34,807)
Repayment of finance debt - interest	(889)	(5,898)	(3,085)	(6,787)	(8,023)
Repayment of lease liability	(7,533)	(8,040)	(7,807)	(15,573)	(14,629)
Dividends paid to shareholders of Petrobras	(10,282)	−	1	(10,282)	(4,426)
Dividends paid to non-controlling interests	(211)	(1)	(117)	(212)	(152)
Net cash provided (used) in financing activities	(65,527)	(30,822)	3,616	(96,349)	16,415
Effect of exchange rate changes on cash and cash equivalents	(4,879)	5,408	5,187	529	14,743
Net increase / (decrease) in cash and cash equivalents	(19,029)	7,229	26,208	(11,800)	76,890
Cash and cash equivalents at the beginning of the period	68,159	60,930	80,411	60,930	29,729
Cash and cash equivalents at the end of the period	49,130	68,159	106,619	49,130	106,619
21

SEGMENT INFORMATION

Table 21 - Consolidated Income Statement by Segment – 1H21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	135,392	177,069	26,047	1,453	(143,077)	196,884
Intersegments	132,967	3,059	6,371	680	(143,077)	−
Third parties	2,425	174,010	19,676	773	−	196,884
Cost of sales	(58,303)	(153,221)	(16,019)	(1,432)	133,129	(95,846)
Gross profit	77,089	23,848	10,028	21	(9,948)	101,038
Expenses	(5,296)	(4,938)	(7,602)	(3,384)	(57)	(21,277)
Selling expenses	(27)	(3,974)	(6,838)	(44)	(57)	(10,940)
General and administrative expenses	(328)	(384)	(176)	(1,979)	−	(2,867)
Exploration costs	(2,201)	−	−	−	−	(2,201)
Research and development expenses	(1,035)	(20)	(89)	(270)	−	(1,414)
Other taxes	(210)	(347)	(257)	(28)	−	(842)
Impairment of assets	(572)	−	(440)	7	−	(1,005)
Other income and expenses	(923)	(213)	198	(1,070)	−	(2,008)
Operating income (loss)	71,793	18,910	2,426	(3,363)	(10,005)	79,761
Net finance income (expense)	−	−	−	(19,972)	−	(19,972)
Results in equity-accounted investments	300	3,352	390	2,282	−	6,324
Income (loss) before income taxes	72,093	22,262	2,816	(21,053)	(10,005)	66,113
Income taxes	(24,410)	(6,429)	(825)	6,466	3,402	(21,796)
Net income (loss)	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Net income (loss) attributable to:
Shareholders of Petrobras	47,695	15,833	1,732	(14,635)	(6,603)	44,022
Non-controlling interests	(12)	−	259	48	−	295
	47,683	15,833	1,991	(14,587)	(6,603)	44,317

Table 22 - Consolidated Income Statement by Segment – 1H20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	75,266	112,486	18,624	1,949	(81,958)	126,367
Intersegments	73,144	2,140	6,210	464	(81,958)	−
Third parties	2,122	110,346	12,414	1,485	−	126,367
Cost of sales	(45,114)	(107,997)	(9,217)	(1,928)	87,722	(76,534)
Gross profit	30,152	4,489	9,407	21	5,764	49,833
Expenses	(65,178)	(11,146)	(6,537)	(802)	(62)	(83,725)
Selling expenses	(2)	(6,650)	(5,906)	(52)	(56)	(12,666)
General and administrative expenses	(506)	(542)	(221)	(2,119)	−	(3,388)
Exploration costs	(818)	−	−	−	−	(818)
Research and development expenses	(498)	(21)	(19)	(250)	−	(788)
Other taxes	(485)	(455)	(52)	(830)	−	(1,822)
Impairment of assets	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	1,435	(3,270)	(339)	3,238	(6)	1,058
Operating income (loss)	(35,026)	(6,657)	2,870	(781)	5,702	(33,892)
Net finance income (expense)	−	−	−	(33,486)	−	(33,486)
Results in equity-accounted investments	(806)	(2,189)	122	345	−	(2,528)
Income (loss) before income taxes	(35,832)	(8,846)	2,992	(33,922)	5,702	(69,906)
Income taxes	11,909	2,263	(976)	6,111	(1,938)	17,369
Net income (loss)	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Net income (loss) attributable to:
Shareholders of Petrobras	(23,911)	(6,413)	1,823	(26,499)	3,764	(51,236)
Non-controlling interests	(12)	(170)	193	(1,312)	−	(1,301)
	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
22

Table 23 - Consolidated Income Statement by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	71,440	100,328	13,960	617	(75,635)	110,710
Intersegments	70,184	1,777	3,345	329	(75,635)	−
Third parties	1,256	98,551	10,615	288	−	110,710
Cost of sales	(29,667)	(88,246)	(8,748)	(609)	73,565	(53,705)
Gross profit	41,773	12,082	5,212	8	(2,070)	57,005
Expenses	(2,408)	(2,752)	(3,499)	(1,441)	(29)	(10,129)
Selling expenses	(26)	(2,135)	(3,537)	(15)	(29)	(5,742)
General and administrative expenses	(150)	(204)	(82)	(935)	−	(1,371)
Exploration costs	(1,005)	−	−	−	−	(1,005)
Research and development expenses	(568)	(9)	(62)	(136)	−	(775)
Other taxes	(119)	(127)	(130)	115	−	(261)
Impairment of assets	(34)	−	(440)	(23)	−	(497)
Other income and expenses	(506)	(277)	752	(447)	−	(478)
Operating income (loss)	39,365	9,330	1,713	(1,433)	(2,099)	46,876
Net finance income (expense)	−	−	−	10,776	−	10,776
Results in equity-accounted investments	174	2,736	175	2,220	−	5,305
Income (loss) before income taxes	39,539	12,066	1,888	11,563	(2,099)	62,957
Income taxes	(13,385)	(3,172)	(583)	(3,490)	714	(19,916)
Net income (loss) from continuing operations	26,154	8,894	1,305	8,073	(1,385)	43,041
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	26,154	8,894	1,305	8,073	(1,385)	43,041
Net income (loss) attributable to:
Shareholders of Petrobras	26,162	8,894	1,174	8,010	(1,385)	42,855
Net income (loss) from continuing operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(8)	−	131	63	−	186
Net income (loss) from continuing operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
	26,154	8,894	1,305	8,073	(1,385)	43,041

Table 24 - Consolidated Income Statement by Segment – 1Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	63,952	76,741	12,087	836	(67,442)	86,174
Intersegments	62,783	1,282	3,026	351	(67,442)	−
Third parties	1,169	75,459	9,061	485	−	86,174
Cost of sales	(28,636)	(64,975)	(7,271)	(823)	59,564	(42,141)
Gross profit	35,316	11,766	4,816	13	(7,878)	44,033
Expenses	(2,888)	(2,186)	(4,103)	(1,943)	(28)	(11,148)
Selling expenses	(1)	(1,839)	(3,301)	(29)	(28)	(5,198)
General and administrative expenses	(178)	(180)	(94)	(1,044)	−	(1,496)
Exploration costs	(1,196)	−	−	−	−	(1,196)
Research and development expenses	(467)	(11)	(27)	(134)	−	(639)
Other taxes	(91)	(220)	(127)	(143)	−	(581)
Impairment of assets	(538)	−	−	30	−	(508)
Other income and expenses	(417)	64	(554)	(623)	−	(1,530)
Operating income (loss)	32,428	9,580	713	(1,930)	(7,906)	32,885
Net finance income (expense)	−	−	−	(30,748)	−	(30,748)
Results in equity-accounted investments	126	616	215	62	−	1,019
Income (loss) before income taxes	32,554	10,196	928	(32,616)	(7,906)	3,156
Income taxes	(11,025)	(3,257)	(242)	9,956	2,688	(1,880)
Net income (loss)	21,529	6,939	686	(22,660)	(5,218)	1,276
Net income (loss) attributable to:
Shareholders of Petrobras	21,533	6,939	558	(22,645)	(5,218)	1,167
Non-controlling interests	(4)	−	128	(15)	−	109
	21,529	6,939	686	(22,660)	(5,218)	1,276
23

Table 24 - Other Income (Expenses) by Segment – 1H21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,366)	(36)	(69)	(18)	−	(3,489)
Pension and medical benefits - retirees	−	−	−	(2,363)	−	(2,363)
Gains / (losses) related to legal, administrative and arbitration proceedings	(410)	47	(13)	(1,005)	−	(1,381)
Variable compensation program	(416)	(235)	(47)	(364)	−	(1,062)
Profit Share	(127)	(83)	(12)	(92)	−	(314)
Equalization of expenses - Production Individualization Agreements	(288)	−	−	−	−	(288)
Gains/(losses) with Commodities Derivatives	−	−	−	(224)	−	(224)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(185)	−	(185)
Voluntary Separation Incentive Plan - PDV	3	7	3	30	−	43
Fines imposed on suppliers	343	28	18	26	−	415
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	218	174	221	9	−	622
Amounts recovered from Lava Jato investigation	−	−	−	1,065	−	1,065
Early Contract Terminations	1,277	84	(124)	(23)	−	1,214
Expenses/Reimbursements from E&P partnership operations	1,549	−	−	−	−	1,549
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	15	143	2,506	−	2,664
Others	294	(214)	78	(432)	−	(274)
	(923)	(213)	198	(1,070)	−	(2,008)

Table 25 - Other Income (Expenses) by Segment – 1H20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,253)	(501)	(297)	(14)	−	(4,065)
Pension and medical benefits - retirees	−	−	−	(2,354)	−	(2,354)
Gains / (losses) related to legal, administrative and arbitration proceedings	(461)	(1,004)	263	320	−	(882)
Variable compensation program	76	32	−	60	−	168
Profit Share	−	(52)	−	−	−	(52)
Equalization of expenses - Production Individualization Agreements	4,477	−	−	(3)	−	4,474
Gains/(losses) with Commodities Derivatives	−	−	−	(1,683)	−	(1,683)
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PDV	(1,992)	(1,503)	(161)	(1,366)	−	(5,022)
Fines imposed on suppliers	269	15	4	14	−	302
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(177)	(124)	(51)	4	−	(348)
Amounts recovered from Lava Jato investigation	39	−	−	392	−	431
Early Contract Terminations	471	9	47	207	−	734
Expenses/Reimbursements from E&P partnership operations	1,740	−	−	−	−	1,740
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	49	3	7,727	−	7,779
Others	246	(191)	(147)	(66)	(6)	(164)
	1,435	(3,270)	(339)	3,238	(6)	1,058

24

Table 26 - Other Income (Expenses) by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,770)	(29)	(37)	(12)	−	(1,848)
Pension and medical benefits - retirees	−	−	−	(1,174)	−	(1,174)
Gains / (losses) related to legal, administrative and arbitration proceedings	(173)	(182)	(13)	(1,307)	−	(1,675)
Variable compensation program	(208)	(116)	(25)	(185)	−	(534)
Profit Share	(63)	(42)	(6)	(46)	−	(157)
Equalization of expenses - Production Individualization Agreements	(44)	−	−	−	−	(44)
Gains/(losses) with Commodities Derivatives	−	−	−	(98)	−	(98)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(2)	−	(2)
Voluntary Separation Incentive Plan - PDV	9	17	2	(6)	−	22
Fines imposed on suppliers	214	17	8	16	−	255
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(457)	108	710	4	−	365
Amounts recovered from Lava Jato investigation	−	−	−	275	−	275
Early Contract Terminations	866	103	(134)	(16)	−	819
Expenses/Reimbursements from E&P partnership operations	997	−	−	−	−	997
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	1	143	2,404	−	2,548
Others	123	(154)	104	(300)	−	(227)
	(506)	(277)	752	(447)	−	(478)

Table 27 - Other Income (Expenses) by Segment – 1Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,596)	(7)	(32)	(6)	−	(1,641)
Pension and medical benefits - retirees	−	−	−	(1,189)	−	(1,189)
Gains / (losses) related to legal, administrative and arbitration proceedings	(237)	229	−	302	−	294
Variable compensation program	(208)	(119)	(22)	(179)	−	(528)
Profit Share	(64)	(41)	(6)	(46)	−	(157)
Equalization of expenses - Production Individualization Agreements	(244)	−	−	−	−	(244)
Gains/(losses) with Commodities Derivatives	−	−	−	(126)	−	(126)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(183)	−	(183)
Voluntary Separation Incentive Plan - PDV	(6)	(10)	1	36	−	21
Fines imposed on suppliers	129	11	10	10	−	160
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	675	66	(489)	5	−	257
Amounts recovered from Lava Jato investigation	−	−	−	790	−	790
Early Contract Terminations	411	(19)	10	(7)	−	395
Expenses/Reimbursements from E&P partnership operations	552	−	−	−	−	552
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	14	−	102	−	116
Others	171	(60)	(26)	(132)	−	(47)
	(417)	64	(554)	(623)	−	(1,530)

25

Table 28 - Consolidated Assets by Segment – 06.31.2021

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	610,089	188,678	55,106	117,221	(29,647)	941,447

Current assets	19,439	70,400	16,384	74,961	(29,645)	151,539
Non-current assets	590,650	118,278	38,722	42,260	(2)	789,908
Long-term receivables	25,375	12,004	2,053	32,694	(2)	72,124
Investments	2,033	5,771	2,360	132	−	10,296
Property, plant and equipment	487,580	99,995	33,668	8,606	−	629,849
Operating assets	433,306	86,713	20,968	7,095	−	548,082
Assets under construction	54,274	13,282	12,700	1,511	−	81,767
Intangible assets	75,662	508	641	828	−	77,639

Table 29 - Consolidated Assets by Segment – 12.31.2020

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	625,054	166,547	53,505	160,113	(17,800)	987,419

Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Assets under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
26

Table 32 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Net finance income (expense)	−	−	−	19,972	−	19,972
Income taxes	24,410	6,429	825	(6,466)	(3,402)	21,796
Depreciation, depletion and amortization	23,173	5,767	1,153	465	−	30,558
EBITDA	95,266	28,029	3,969	(616)	(10,005)	116,643
Results in equity-accounted investments	(300)	(3,352)	(390)	(2,282)	−	(6,324)
Impairment	572	−	440	(7)	−	1,005
Reclassification of cumulative translation adjustment - CTA	−	−	−	185	−	185
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(218)	(174)	(221)	(9)	−	(622)
Adjusted EBITDA	95,320	24,503	3,798	(2,729)	(10,005)	110,887

Table 33 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1H20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(23,923)	(6,583)	2,016	(27,811)	3,764	(52,537)
Net finance income (expense)	−	−	−	33,486	−	33,486
Income taxes	(11,909)	(2,263)	976	(6,111)	1,938	(17,369)
Depreciation, depletion and amortization	23,841	5,147	1,222	523	−	30,733
EBITDA	(11,991)	(3,699)	4,214	87	5,702	(5,687)
Results in equity-accounted investments	806	2,189	(122)	(345)	−	2,528
Impairment losses / (reversals)	64,304	208	−	789	−	65,301
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	177	124	51	(4)	−	348
Adjusted EBITDA	53,296	(1,178)	4,143	527	5,702	62,490

Table 34 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	26,154	8,894	1,305	8,073	(1,385)	43,041
Net finance income (expense)	−	−	−	(10,776)	−	(10,776)
Income taxes	13,385	3,172	583	3,490	(714)	19,916
Depreciation, depletion and amortization	11,301	2,817	571	239	−	14,928
EBITDA	50,840	14,883	2,459	1,026	(2,099)	67,109
Results in equity-accounted investments	(174)	(2,736)	(175)	(2,220)	−	(5,305)
Impairment	34	−	440	23	−	497
Reclassification of cumulative translation adjustment - CTA	−	−	−	2	−	2
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	457	(108)	(710)	(4)	−	(365)
Adjusted EBITDA	51,157	12,039	2,014	(1,173)	(2,099)	61,938

27

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	21,529	6,939	686	(22,660)	(5,218)	1,276
Net finance income (expense)	−	−	−	30,748	−	30,748
Income taxes	11,025	3,257	242	(9,956)	(2,688)	1,880
Depreciation, depletion and amortization	11,872	2,950	582	226	−	15,630
EBITDA	44,426	13,146	1,510	(1,642)	(7,906)	49,534
Results in equity-accounted investments	(126)	(616)	(215)	(62)	−	(1,019)
Impairment	538	−	−	(30)	−	508
Reclassification of cumulative translation adjustment - CTA	−	−	−	183	−	183
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(675)	(66)	489	(5)	−	(257)
Adjusted EBITDA	44,163	12,464	1,784	(1,556)	(7,906)	48,949

28

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - EBITDA plus results in equity-accounted investments; impairment, cumulative translation adjustment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer